





SECUR  13025938  ION

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
| --- |
| 8-43158 |

### FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___09/01/12___ AND ENDING ___08/31/13___
                                     MM/DD/YY                      MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Goodwin Securities, Inc. (formally Goodwin, Browning & Luna Securities, Inc.)

| OFFICIAL USE ONLY |
| --- |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7801 Academy Blvd., N.E. Bldg. 2, Suite 101
(No. and Street)

Albuquerque                     NM                     87109
(City)                         (State)                (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300       Dallas          TX          75231
(Address)                                   (City)        (State)      (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 2 1 2013
REGISTRATIONS BRANCH

**CHECK ONE:**
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY | 16 |
| --- | --- |
| | |

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



# OATH OR AFFIRMATION

I, __John W. Goodwin_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of __Goodwin Securities, Inc._____, as of __August 31__, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

__President__
Title

_____
Notary Public

**OFFICIAL SEAL**
**Sarah E. Thomas**
NOTARY PUBLIC
STATE OF NEW MEXICO
My Commission Expires: 3-22-17

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**GOODWIN SECURITIES, INC.**

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED AUGUST 31, 2013

**GOODWIN SECURITIES, INC.**

CONTENTS


ACCOUNTANTS
CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Goodwin Securities, Inc.

## Report on the Financial Statements

We have audited the accompanying statement of financial condition of Goodwin Securities, Inc. as of August 31, 2013 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

## Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our audit opinion.

## Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goodwin Securities, Inc. as of August 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

www.cfllp.com

8750 N. Central Expressway          972.387.4300
Suite 300                                        800.834.8586
Dallas, TX 75231-6464              972.960.2810 fax

Member:

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

**Other Matter**

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
October 8, 2013

GOODWIN SECURITIES, INC.
Statement of Financial Condition
August 31, 2013

## ASSETS

| | | |
|---|---|---|
| Cash | $ | 20,788 |
| Receivable from broker-dealers and clearing organizations | | 94,801 |
| Furniture and equipment at cost, net of accumulated depreciation of $57,682 | | -0- |
| Other receivables | | 2,485 |
| | $ | 118,074 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
|     Accounts payable and accrued expenses | $ | 33,710 |
|     Total liabilities | | 33,710 |
| Stockholders' equity: | | |
|     Common stock, 500,000 shares authorized, $.00555 stated value, 390,000 shares issued and outstanding | | 2,166 |
|     Additional paid-in capital | | 36,834 |
|     Retained earnings | | 45,364 |
|     Total stockholders' equity | | 84,364 |
| | $ | 118,074 |

## GOODWIN SECURITIES, INC.
### Statement of Income
### For the Year Ended August 31, 2013

| | | |
|---|---|---:|
| **Revenues:** | | |
| Securities commissions | $ | 340,720 |
| Revenue from sale of investment shares | | 502,988 |
| Interest Income | | 6 |
| | | |
| | | 843,714 |
| **Expenses:** | | |
| Compensation and benefits | | 591,874 |
| Commission and clearance paid other brokers | | 90,132 |
| Communications | | 12,074 |
| Occupancy and equipment costs | | 46,898 |
| Promotional expenses | | 740 |
| Other expenses | | 93,733 |
| | | |
| | | 835,451 |
| | | |
| Income before income taxes | | 8,263 |
| | | |
| Provision (benefit) for federal income taxes | | 1,688 |
| | | |
| Net Income | $ | 6,575 |

The accompanying notes are an integral part of these financial statements.

Page 4

## GOODWIN SECURITIES, INC.
### Statement of Changes in Stockholders' Equity
### For the Year Ended August 31, 2013

| | Common Stock Shares | Common Stock Amount | Additional Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|---|
| Balances at August 31, 2012 | 390,000 | $ 2,166 | $ 36,834 | $ 38,789 | $ 77,789 |
| Net income | | | | 6,575 | 6,575 |
| Balances at August 31, 2013 | 390,000 | $ 2,166 | $ 36,834 | $ 45,364 | $ 84,364 |

The accompanying notes are an integral part of these financial statements.

Page 5

## GOODWIN SECURITIES, INC.
### Statement of Changes in Liabilities Subordinated
### to Claims of General Creditors
### For the Year Ended August 31, 2013

| | | |
|---|---|---:|
| Balance, at August 31, 2012 | $ | -0- |
| Increases | | -0- |
| Decreases | | -0- |
| Balance, at August 31, 2013 | $ | -0- |

**Cash flows from operating activities:**

| | | |
|---|---|---:|
| Net income | $ | 6,575 |
| Adjustments to reconcile net loss to net cash | | |
|    provided (used) by operating activities: | | |
| | | |
| Change in assets and liabilities: | | |
|    Decrease in receivable from broker-dealers and | | |
|       clearing organizations | | 58,364 |
|    Increase in other receivables | | (279) |
|    Decrease in accounts payable and accrued expenses | | (53,913) |
| | | |
| Net cash provided (used) by operating activities | | 10,747 |

**Cash flows from investing activities:**

| | |
|---|---:|
| Net cash provided (used) by investing activities | -0- |

**Cash flows from financing activities:**

| | |
|---|---:|
| Net cash provided (used) by financing activities | -0- |
| | |
| Net increase in cash | 10,747 |
| | |
| Cash at beginning of year | 10,041 |
| | |
| Cash at End of Year | $   20,788 |

**Supplemental Disclosures of Cash Flow Information**

Cash paid during the year for:

| | | |
|---|---|---:|
| Interest | $ | -0- |
| | | |
| Income taxes | $ | -0- |

## Note 1 - Summary of Significant Accounting Policies

Goodwin Securities, Inc. (formally Goodwin, Browning & Luna Securities, Inc.) (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Receivables from brokers and dealers are with the Company's correspondent. The Company is a New Mexico corporation.

The Company is a Registered Investment Adviser and as such performs financial services, advice, management and administration for private and corporate clients. Substantially all of the Company's business is conducted with customers located in New Mexico.

Purchases and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission revenue and expense are adjusted to a trade date basis.

Securities owned and securities sold but not yet purchased are carried at fair value. The increase or decrease in net unrealized appreciation or depreciation of securities is credited or charged to operations. The Company's securities are being held by the clearing broker/dealer. Should the clearing broker/dealer fail to deliver the securities to the Company, the Company may be required to purchase identical securities on the open market.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these.

Depreciation is provided by an accelerated method over the estimated useful lives of the related assets. Depreciation expense for the year totaled $-0-.

Advertising costs are expensed as incurred. Advertising expense for the year totaled $740 and is reflected in promotional expenses.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision (benefit) for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

Management evaluates income tax positions based on whether it is more likely than not the positions taken will be sustained on examination. Uncertain tax positions are reduced by a liability for a contingent loss that is recorded either when the more likely than not threshold is no longer met or when it becomes probable that a payment will be made to the taxing authority. Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

Note 1 - Summary of Significant Accounting Policies, continued

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At August 31, 2013, the Company had net capital of approximately $80,752 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .42 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Retirement Plan

All full-time employees who meet certain age and length of service requirements are eligible to participate in the Company's Simplified Employee Pension/IRA Plan (SEP-IRA). The Plan provides for contributions by the Company in such amounts as the Board of Directors may annually determine. SEP-IRA contributions for the year totaled $85,763 and is reflected in compensation and benefits.

Note 5 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payments under the leases at August 31, 2013 are as follows:

| Year Ending August 31, | |
|---|---|
| 2014 | $ 30,544 |
| 2015 | 34,040 |
| 2016 | 35,144 |
| 2017 | 36,248 |
| 2018 | 6,072 |
| | $ 142,048 |

Rental expense for the year ended August 31, 2013 was $ 29,815 and is reflected in occupancy and equipment costs.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At August 31, 2013, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of August 31, 2013

## GOODWIN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of August 31, 2013

### COMPUTATION OF NET CAPITAL

| | | |
|---|---|---|
| Total stockholders' equity qualified for net capital | $ | 84,364 |
| Add:<br>Other deductions or allowable credits | | -0- |
| Total capital and allowable subordinated liabilities | | 84,364 |
| Deductions and/or charges<br>Non-allowable assets:<br>Other receivables | | (2,485) |
| Net capital before haircuts on securities positions | | 81,879 |
| Haircuts on securities (computed, where applicable,<br>pursuant to Rule 15c3-1(f))<br>Securities | | (1,127) |
| Net capital | $ | 80,752 |

### AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| Items included in statement of financial condition:<br>Accounts payable and accrued expenses | $ | 33,710 |
| Total aggregate indebtedness | $ | 33,710 |

GOODWIN SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of August 31, 2013

## COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

| | |
|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ 2,247 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement (greater of above two minimum requirement amounts) | $ 5,000 |
| Net capital in excess of required minimum | $ 75,752 |
| Excess net capital at 1000% | $ 77,381 |
| Ratio: Aggregate indebtedness to net capital | .42 to 1 |

## RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

## GOODWIN SECURITIES, INC.
### Computation for Determination of Reserve Requirements Under
### Rule 15c3-3 of the Securities and Exchange Commission
### As of August 31, 2013

**EXEMPTIVE PROVISIONS**

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm:          National Financial Services Corporation, LLC

Independent Auditor's Report

On Internal Control

Required by SEC Rule 17a-5

Year Ended August 31, 2013



## ACCOUNTANTS
## CONSULTANTS

<u>INDEPENDENT AUDITOR'S REPORT ON INTERNAL</u>
<u>CONTROL REQUIRED BY SEC RULE 17a-5</u>

To the Board of Directors of
Goodwin Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Goodwin Securities, Inc. (the "Company"), as of and for the year ended August 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1.  Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2.  Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

www.cflp.com

8750 N. Central Expressway     972.387.4300
Suite 300                      800.834.8586
Dallas, TX 75231-6464          972.960.2810 fax

Member:

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at August 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
October 8, 2013

ACCOUNTANTS
CONSULTANTS

Independent Accountant's Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended August 31, 2013



# ACCOUNTANTS
# CONSULTANTS

### INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL
### ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Goodwin Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended August 31, 2013, which were agreed to by Goodwin Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Goodwin Securities, Inc's compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Goodwin Securities, Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1.  Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;

2.  Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2013 with the amounts reported in Form SIPC-7 for the year ended August 31, 2013 noting no differences;

3.  Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4.  Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
October 8, 2013

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member:

CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

# SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
## General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended _____ , 20 ____
(Read carefully the instructions in your Working Copy before completing this Form)

## TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-043158     FINRA     AUG     12/4/1990
GOODWIN SECURITIES INC
7801 ACADEMY ROAD NE
STE 2-101
ALBUQUERQUE, NM   87109

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John Goodwin 5057977447

2. A.  General Assessment (item 2e from page 2)                           $ 541

   B.  Less payment made with SIPC-6 filed (exclude interest)             ( 266 )
   
   3/20/13
   Date Paid

   C.  Less prior overpayment applied                                     (_____)

   D.  Assessment balance due or (overpayment)                           275

   E.  Interest computed on late payment (see instruction E) for_____days at 20% per annum   _____

   F.  Total assessment balance and interest due (or overpayment carried forward)   $ 275

   G.  PAID WITH THIS FORM:
       Check enclosed, payable to SIPC
       Total (must be same as F above)                                   $ 275

   H.  Overpayment carried forward                                       $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Goodwin Securities Inc
(Name of Corporation, Partnership or other organization)

John W Goodwin
(Authorized Signature)

Dated the 24 day of Sept , 20 13 .

President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning __9/1__, 20_12_
and ending __8/31__, 20_13_

Item No.

Eliminate cents

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)  $ __843,713__

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.  __537,050__

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.  __90,132__

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.  $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).  $_____

Enter the greater of line (i) or (ii)

Total deductions  __627,182__

2d. SIPC Net Operating Revenues  $ __216,531__

2e. General Assessment @ .0025  $ __541__

(to page 1, line 2.A.)

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